UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                      Prima Eastwest Model Management, Inc.
                 (Name of Small Business Issuer in its Charter)

             California                                 95-4254924
----------------------------------------   ------------------------------------
(State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

            8618 W 3rd Street
         Los Angeles, California                        90048
----------------------------------------           ----------------
(Address of Principal Executive Offices)              (Zip code)

                                 (310) 396-1691
                           (Issuer's Telephone Number)

                                  With Copy To:


                            Louis A. Bevilacqua, Esq.
                            Thelen Reid & Priest LLP
                             701 Eighth Street, N.W.
                              Washington, DC 20001
                                 (202) 508-4281


           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     to be so Registered                      Each Class is to be Registered
            None                                           None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.      DESCRIPTION OF PROPERTY

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.      EXECUTIVE COMPENSATION

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.      DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ITEM 2.      LEGAL PROCEEDINGS

ITEM 3.      CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.      FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.      INDEX TO EXHIBITS


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                           FORWARD LOOKING STATEMENTS

This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," "may," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our need for additional capital, our history of losses, the fact that our sole officer and director exerts significant control over us, the intense competition we face in our business, the fact that our stock is a "penny stock" and the other material risks described under "ITEM
2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Risk Factors". The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and in "ITEM 1. DESCRIPTION OF BUSINESS" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS.

Background

Our corporate name is Prima EastWest Model Management, Inc. (Prima). We were incorporated under the laws of the State of California on March 22, 1989. On February 26, 1996, Prima merged with PEMM Acquisition Corporation, a California corporation, which was a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation ("J.R."). At the time of the merger, J.R. was a holding company which held investments in the electrical accessories industry. As a consequence of such merger, Prima became a wholly-owned subsidiary of J.R. In January 1998, J.R. formed another modeling agency in New York, Q Management, Inc. In April 1998, J.R. formed Diva Entertainment, Inc., a Florida corporation ("Diva Florida") as a wholly-owned subsidiary and transferred all of its interest in Prima and Q Management to Diva Florida. The sole business of Diva Florida was the operation of modeling agencies.


On April 28, 1999, but effective as of April 1, 1999, Quasar Projects Company ("Quasar") acquired by reverse subsidiary merger Diva Florida, with Quasar being the surviving company and Diva Florida became a wholly-owned subsidiary of Quasar. Quasar was later renamed Diva Entertainment, Inc., a Delaware corporation ("Diva Delaware"). The sole business of Diva Delaware was the operation of modeling agencies. Quasar was a shell company prior to its merger with Diva Florida. Quasar had first become a reporting company when it filed its Form 10-SB registration statement on February 24, 1994. Diva Florida was never, itself, a public reporting company. At the time of the acquisition of Diva Florida through the reverse subsidiary merger, Quasar had 310 stockholders of record and Diva Florida had one stockholder of record. In connection with the reverse subsidiary merger, 4,225,000 shares of Diva Delaware were issued to the sole stockholder of Diva Florida as merger consideration. At the time that Quasar merged with Diva Florida, Peter Zachariou controlled J.R. and Jehu Hand controlled Quasar Projects Company.

In April of 2004, management of Diva Delaware engaged in discussions with management and controlling stockholders of Tactica International Inc., a Nevada corporation ("Tactica"). Tactica desired to become a public reporting company through a reverse acquisition transaction with Diva Delaware. At the time of


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these discussions, Tactica disclosed to Diva Delaware that it had revenues of approximately $6,600,000 for the three month period ended May 31, 2004 (or annualized projected revenues of approximately $24,000,000) compared to Diva Delaware's revenues of only $478,000 for the three month period ended March 31, 2004. After being approached by Tactica, the board of directors of Diva Delaware convened a meeting and discussed the pros and cons of effecting a reverse acquisition transaction with Tactica. The board of directors of Diva Delaware determined that it was in the best interests of Diva Delaware to go forward with the reverse acquisition transaction so that the stockholders of Diva Delaware could participate in the potential appreciation of Diva Delaware after the acquisition of the consumer products business of Tactica. Tactica was not willing to go forward with the reverse acquisition unless Diva Delaware agreed to spin off its existing talent management business and become a shell company. At that time, the board of directors also determined that it could allow the stockholders to continue to participate in their investment in a talent management company (which was Diva Delaware prior to the reverse acquisition), by spinning off Prima to those stockholders. The board decided not to spin off Q Management at the time because Q Management was involved in litigation and its value was potentially impaired.

Pursuant to a Securities Purchase Agreement and Plan of Reorganization, dated as of June 11, 2004 (the "Securities Purchase Agreement"), Diva Delaware acquired all of the issued and outstanding shares of Tactica in exchange for shares of common stock and convertible preferred stock of Diva Delaware. In accordance with the Securities Purchase Agreement, (i) Tactica exchanged all of its issued and outstanding shares of common stock for shares of common stock and convertible preferred stock of Diva Delaware as set forth below, (ii) the shareholders of Tactica became the controlling stockholders of Diva Delaware and
(iii) Tactica became a wholly owned subsidiary of Diva Delaware (the "Transaction"). The Transaction closed as of June 11, 2004. As a part of the Transaction, the surviving corporation, Diva Delaware, changed its name to IGIA, Inc. At the Closing of the Transaction, Diva Delaware issued the following shares to the stockholders of Tactica and certain parties designated by Tactica:

         1) 12,400,000 newly-issued shares of its common stock, and

         2) 261,000 newly-issued shares of Diva Delaware's newly-designated Series E Redeemable Convertible Preferred Stock, which automatically converted into 26,100,000 newly-issued shares of Diva Delaware's common stock upon the stockholders' approval of an amendment to Diva Delaware's Certificate of Incorporation to increase Diva Delaware's authorized shares of common stock from 20,000,000 to 100,000,000 shares.

As a result of the Transaction, former shareholders of Tactica currently hold approximately 76 % of the outstanding voting power of Diva Delaware.

To satisfy a condition to the Securities Purchase Agreement described above, on May 27, 2004, the board of directors of Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro rata basis and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro rata basis. All of the issued and outstanding stock of Prima is currently held by such shareholders.


In connection with the April 1999 merger of Diva Florida into Quasar (later renamed Diva Delaware), Diva Delaware issued 4,225,000 of its shares to J.R., which later changed its name to Providential Holdings, Inc. On June 30, 2000, Providential sold all of its holdings in Diva Delaware to Havilland Limited, a company controlled by Peter Zachariou. Havilland later transferred these shares to Fountainhead Investments, Inc., a company also controlled by Peter Zachariou.


As noted above, the board of directors of Diva Delaware believed that the opportunity to acquire Tactica represented an excellent economic opportunity for the stockholders of Diva Delaware. The board further believed that the public


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reporting status of the talent management business of Diva Delaware would not be lost because the board intended (and did) spin off such business and is now seeking to again cause such business to become a public reporting company through the filing of the Registration Statement.


We have elected to file this Form 10-SB registration statement on a voluntary basis in order to register our common stock under Section 12(g) of the Securities Exchange Act of 1934. We made the filing because we are interested in seeking publication of quotations for our common stock on the OTC Bulletin Board and being a reporting company under the Securities Exchange Act of 1934 as a prerequisite to such publication.

General


We are in the business of representing talent including professional fashion models, commercial actors and theatrical actors. While we have operated as a Los Angeles based talent agency since 1989, we are affiliated with Q Management, Inc., a larger agency located in New York, NY. Q and Prima are affiliated because both companies are under the common control of Peter Zachariou. Mr. Zachariou indirectly owns 100% of Q and he indirectly owns 75.16% of Prima. While we are independent companies, we operate under the name "Q Management" and effectively serve as the west coast office of Q.

Certain of our back-office functions are also performed by Q and the companies are jointly advertised to the public and share a website at www.qmodels.com. On June 2, 2005, we entered into a Management Services Agreement with Q Management. Pursuant to the Management Services Agreement, we engaged Q Management to provide us with management services, including (a) senior management oversight services, consisting of management oversight of Prima's operations by Jeff Kolsrud, an employee of Q, who is available to Prima for an allocated portion of his business time, which allocated portion of time will generally not exceed ten hours per week, (c) use of the Q Management name, (d) use of the Q Management website, (e) sales support and talent booking personnel, (f) use of computers and software, and (g) provision of other general administrative, operational and managerial services. As compensation for the services provided to us by Q Management, we pay Q Management $2,000 per month. The management services agreement has a twelve month term, but automatically renews for successive one-year period unless either party gives ninety day's prior written termination notice to the other party. In addition to the services provided to us by Q Management under the management services agreement, Section 4 of the management services agreement provides that Q Management may make inter-company advances of funds to us and we may repay those advances on terms and conditions agreed to by Q Management and us. Pursuant to Section 4 of the management services agreement, these advances are to be separately reflected on the financial statements of each respective company as either a loan payable or receivable, as applicable.

Q Management has no physical presence in the Los Angeles geographic area other than through its affiliation with us. All services provided to us by Q Management are provided from Q Management's New York office. Prima has its own computer equipment in Los Angeles and licenses booking software from a third party vendor. Q Management's employees also provide general administrative, sales support and talent booking support from Q Management's offices in New York.

We have a strategic alliance with Q Management and believe that the benefits of the alliance outweigh any potential competitive disadvantages. Although Q Management could be considered a competitor and accordingly a conflict of interest may appear to exist, management of Prima believes that no real disadvantage arise from the relationship because Q Management does not manage talent in the LA geographic region and Prima does not manage talent anywhere except the LA geographic region. Prima and Q have a verbal understanding whereby Prima obtains the full booking fee for any Q Management model that is booked by Prima in the L.A. market. Conversely, Q Management obtains the full booking fee for any Prima model that is booked in the NY market. Through this arrangement each company (Q Management and Prima) is able to provide models with greater geographic exposure without risking the loss of the client to an unaffiliated firm. There is also an understanding between Q Management and Prima that neither Q Management nor Prima will book the talent of the other company without such


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company's prior consent. Furthermore, Prima benefits from the Q Management services agreement, which provides Prima with access to several resources through the management services agreement with Q Management. These resources would not otherwise be available to a company of Prima's size.



The talent management business, including model management, is based upon obtaining talent and matching talent to clientele. Traditional modeling clientele include print and television advertising, and runway. Both male and female fashion models have a limited career span. Most professional models are aged between 18 and 25 years, although there is a limited market for child and mature models. As a result, the talent management business is characterized by continuous talent turnover, the need to discover new talent and the need to anticipate and adapt to changing consumer tastes.


Talent management fees are based on a set percentage of the model's fee, plus additional fees paid by the clientele. Our over 260 active clients include magazine publishing houses, designers, national retailers and catalogs including Elle Magazine, Talbot's, Nordstroms, Banana Republic and Macy's. The definition of active clients is clients that are regularly contacted by Prima's bookers regardless of when they last utilized the services of Prima's talent. Generally, we do not have ongoing direct contracts with any of our clients. These clients are the clients Prima has done business with during the time it has been in business. Q Management has a similar client base, many of which are duplicative of Prima's clients. None of the clients are served on an exclusive basis and all clients do business with most of the agencies in the talent management business.


Services

We are engaged in the business of representing talent (models, actors and the like) in connection with booking and placement of such talent with clients who require their services in all forms of print and visual media.


We are also engaged in the development of new talent and the enhancement of current talent. By development and enhancement of new talent, we mean that we provide advice to talent to improve their marketability based upon our experience in the industry. These enhancements are made at the cost of the talent and we do not make any capital investment in the development and enhancement of our talent; however, on occasion, we do advance funds to the talent for this purpose, which are later recouped by us from the talent. This is a risk of our business. Conversely, we may obtain talent that has been developed and enhanced by other agencies.

While Q Management provides certain managerial and backoffice support to Prima, the daily business operations are carried out by Prima's employees, who primarily comprise "bookers". This includes (but is not limited to) the sourcing and development of new talent, maintaining and developing client relations, and the booking of the talent to client job requirements. The staff of Prima is solely responsible for all areas involved with sales.

While we provide our services to a national market, the principal focus is Southern California, which is one of the principal centers for talent bookings in the United States. In addition to representing our talent, we often will represent talent from other agencies which do not have a presence in the Los Angeles market. Our staff principally comprises bookers who regularly call upon our clients to book the talent we represent. In this regard, we are either responding to a known opportunity or generally providing market awareness of our talent. When talent is booked for print media work, we will directly invoice the client for the work performed by the talent and we will generally receive payment and process payment to the talent, less our agency fees and any applicable chargebacks for recoupment of advanced expenses. For commercial bookings covered by the Screen Actors Guild, we will monitor the process whereby the talent is paid directly to ensure payment and recoupment of our agency fee and recoupment of any advanced expenses.

Our services are divided into two business areas, which are designated "Print" and "Commercial." Our Print and Commercial business areas are not separate divisions or segments. The only factor differentiating Print and Commercial


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bookings is the manner of calculating agency commissions. The Print area operates in the competitive modeling agency field and is subdivided into male and female subdivisions and is focused on placement of talent in the print media. The Commercial area provides placement services for appropriately licensed talent (e.g. Screen Actors Guild) in commercials produced by clients. We are licensed by the Screen Actors Guild.

Print and Commercial bookings are handled by the same staff and share all costs and expenses, which are not separately reflected in our books and records. For print bookings, we invoice the client for our talent's services and are paid by the client. We then make payment to the talent, less our agency fees and any applicable recoupment. For commercial work, the talent is paid directly by the client or through the Screen Actors Guild. We are then paid our fees and any applicable recoupment by the talent. The manner of calculating our fees differs between print and commercial work (see Management Discussion and Analysis and Plan of Operation--Overview).

We also maintain contact with independent talent scouts who are located throughout the world. Such scouts periodically refer new talent to our agency. We will make determinations based upon what we perceive to be the marketability of such talent as to whether we will undertake to represent them. We also periodically review the talent which we represent to determine whether we will continue representation. Obviously, we seek to maintain a portfolio of talent which has the greatest marketability among our clients. Liaison with talent scouts and decisions to undertake representation of talent is generally made by our staff bookers, often with input from Jeffrey Kolsrud pursuant to the Management Services Agreement.

Prima's role in the business model described above is therefore three-fold, (1) Prima maintains relationships with clients located in Southern California, (2) Prima books talent represented by it with customers located primarily in Southern California, and (3) Prima attempts to identify and cultivate talent in the Southern California market.


Markets


The principal markets for Prima are in the field of print. This includes not only magazines; but also advertising agencies, catalogues; and movie production companies.


Marketing Strategy


Prima does not generally engage in any direct advertising of its services. Instead, we obtain clients through word of mouth referrals. Prima's models have been widely seen on magazine covers. This creates a flow of new clients and new models. We do not spend any funds on marketing other than the maintenance of our website which we pay for under our management services agreement with Q Management.


Competition

Prima's Print division competes with the major world-wide model agencies, several of which are headquartered in New York. Prima also competes with many smaller regional firms.

The modeling business is highly competitive, globalized and fragmented, and is also subject to changing demands and preferences. There is often little loyalty between models and agencies, and reputation and local connections are some of the key factors that distinguish agencies. We have not entered into any agreements or other arrangements with the talent that we represent that have the effect of protecting our relationship with such talent. We do enter into standard agreements with our talent that cover the commissions payable to us and other general matters, but these agreements do not prohibit (or have the effect of deterring in any way) the talent from working with other agencies.

Our most significant competitors include Wilhelmina, Ford, Elite, LA Models, M Management, Warning, Champagne Trott and Blu.


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We are a relatively small player in the direct placement of modeling talent.
Most of our competitors have significantly more resources than us and are better connected than us within the industry.

Customer and Talent Base

Prima has been in business for over fifteen years. Over that period, it has maintained a wide base of both clients and models. The client base is very diverse from department stores to record companies and movie production firms and is not linked solely to the geographic Los Angeles market. We have approximately 260 active clients that we work with on a regular basis. None of our customers, individually, accounts for ten percent or more of our revenues.


Any modeling agency must expand by increasing the talent that it has as part of its portfolio. Prima has had and continues to have a foundation of existing talent, both male and female. We currently have approximately 266 talents that we work with on an ongoing basis. The talent base is very diverse including models with different ethnic backgrounds and looks. Talent is often referred to Prima by independent scouts traveling around the United States, Europe (both central and eastern) and South America in search of new talent. All talent scouts are independent contractors, and fees are paid at negotiated rates on a case-by-case basis. We do not direct them relative to their methods of identifying new talent and we are not privy to how and where the independent scouts identify new talent. Since the scouts are independent, they are not restricted in any manner as to the agencies they can present new talent to and such talent are generally presented to multiple agencies.


A significant part of our activity comprises talent development. When we identify newer, less developed talent, we will advise the talent with respect to the "look" required to achieve success in the industry--i.e. hair, eyes, teeth, skin, weight and fitness. In this regard, we may arrange and often advance funds for professional consultations and treatment. We also prepare a talent's collateral material, including arranging and providing advisory services with respect to photography, brochures and other information regarding the talent, which we will then produce. The collateral material consists of a hand picked collection of photographs of the models. We arrange interviews, casting calls, internet exposure and consult with the talent to provide them with the skills necessary to achieve success in the industry. While we may recoup these expenses where the talent we develop ultimately achieves a level of relative success, we may be unable to recoup this investment where the talent does not achieve a certain level of client bookings.


We have a body of talent that we represent on a nonexclusive basis. We can book that talent directly and receive a commission or we can refer our talent to other agencies who are not then representing such talent for booking. While we are representing a given talent, we are entitled to commissions when our talent is booked or referred to other agencies. This would not prevent, however, the talent from going directly to another agency.


Historically, from time to time, we have also had arrangements with other agencies not in the Los Angeles market wherein we represent their talent in the Los Angeles market and pay them a percentage of the talent's earnings (generally 5-10%) for work which we book. Conversely, we have occasionally contracted with out of town agencies for bookings for our Los Angeles-based talent. We are paid a percentage of the revenues generated by such talent when they are booked by those agencies. At this time, the portion of our revenues attributable to such activities is less than 1% of our total revenues.

Occasionally, we will book talent from Q Management for Los Angeles engagements and Q Management will book our talent for New York engagements. In these circumstances, there is an understanding between us and Q Management that the booking agency will retain all fees and there will be no revenue-sharing. Prima's wide base in both clients and talent supports its ability to meet the demands of the industry. We are hopeful that this base will also enable us to expand our operations in the future.


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Regulation

Prima holds a Talent License issued by the State of California. This license enables it to operate as a talent agency for all purposes other than film and similar enterprises. Prima also has a Screen Actors Guild license in respect of those of its talent who may be used in the film or affiliated industries. We maintain a $10,000 bond on account of our Screen Actors Guild license and the cost of compliance with all administrative regulation is approximately $1,500.00 per year.

We do not spend any significant sums to comply with environmental laws and related regulations.

Employees

As of March 31, 2005, we had four employees, three of which are full-time employees. None of the employees are subject to any collective bargaining agreement. Prima considers its relationships with its employees to be good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview

We are in the business of representing talent, including professional fashion models, commercial actors and theatrical actors. We have operated as a Los Angeles based talent agency since 1989. Since 1998, we have been affiliated with Q Management, Inc., a New York-based agency which operated a business similar to ours, albeit on a larger scale. More information on Q Management and Prima can be found on Q Management's website, www.qmodels.com. We do not have operations in any other location.

Our principal business is to represent and market talent and to book engagements for such talent with client companies which require their services. While the market for talent is very large, the business of talent agencies is highly competitive and tends to be dominated by certain very large national agencies. Our business is also driven by the overall demand in the marketplace for talent, which tends to fluctuate based on the economy and overall world events and affairs. While there exist opportunities to expand the business by increasing our base of talent, such increases are constrained by our lack of capital. Our business attracts new talent largely by word of mouth and reputation and we do not have the resources to advertise or engage in significant marketing activities.

Our industry has established certain standards, which all agencies generally follow. Our principal business is booking the talent we represent for jobs with client companies. Talent is either booked directly with a client or we book talent through another agency. For work booked directly with the client we generally earn a commission of approximately 33% based on the total compensation paid to the talent. Under this structure, we retain approximately 20% of the total gross amount paid to the talent and receive payment in an amount equal to approximately 20% of such gross amount directly paid by the client. We only book as revenues the net amount which we receive on account of our fees.

For print media jobs, the client is charged an agency fee which is 20% of the talent's fee for the job and the agency also withholds 20% of the talent's fee for the job. For example, if the talent's fee is $100.00, the client is billed $120.00, which includes the portion of the agency fee paid by the client ($20.00). The agency then withholds an additional $20.00 agency fee from the talent's fee. Thus, for a $100.00 job, the client pays $120.00, $40.00 of which is retained by us and the remaining $80.00 paid to the talent. For commercial jobs governed by the Screen Actors' Guild we withhold only a 10% fee from the talent's fee and no fee is paid by the client. Thus, we generally earn a fee equal to 33.3% of the client's billing on a print media job and 10% of the client's billing on a job governed by our contract with the Screen Actors' Guild.

Our talent can also be booked through another agency. When our talent is booked through other agencies, the two agencies enter into a commission-sharing


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agreement where we generally receive approximately 5-10% of the gross amount paid to the talent. Where the talent booking is covered by the Screen Actors' Guild, we generally receive a fee of approximately 10% of the gross amount paid to the talent.

Going Concern Qualification

Our auditors have prepared their report on the auditied financial statements contained in this Registration on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business; however, currently such realization of assets and liquidation of liabilities are subject to significant uncertainties.

As shown in the accompanying audited financial statements, as of June 30, 2004 our current liabilities exceeded our current assets by $505,313 and our total liabilities exceeded our total assets by $898,892. These factors, among others, indicate that we may be unable to continue existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the we be unable to continue in existence.

The appropriateness of Prima to continue using the aforementioned basis of accounting is dependent upon, among other things, the ability to: (1) obtain profitability and positive cash flow from ongoing operations, and (2) maintain and increase existing credit facilities or raise additional capital.

Impact of Certain Trends and Events


Bookings and revenues per booking vary from period to period based on a number of factors including seasonality of client advertising expenditures, general economic conditions and the demand in the industry for Prima's then current portfolio of talent and other timing-related issues. For the nine month period ended March 31, 2005, we had approximately 327 talent bookings for print media at an average net revenue per booking of approximately $650.00, compared to approximately 277 bookings for print media and approximately $749.00 average net revenue per booking for the comparable nine month period ended March 31, 2004. For the year ended June 30, 2004, we had approximately 393 talent bookings for print media at an average net revenue per booking of approximately $831.00, compared to approximately 502 bookings for print media and approximately $632.00 average net revenue per booking for the comparable nine month period ended March 31, 2004. During the nine months ended March 31, 2005, our commercial business generated net revenues of approximately $68,000, which comprised approximately 27% of our revenues for that period, compared to the comparable period the prior year when the commercial business generated approximately $54,000 net revenues or 21.8% of our revenues. During the year ended June 30, 2004, our commercial business generated net revenues of approximately $78,000, which comprised approximately 23% of our revenues for that period, compared to the comparable period the prior year when the commercial business generated approximately $56,000 net revenues or 18.5% of our revenues.

Revenues and revenues per booking is largely subject to the economy and tends to be quite seasonal. While we seek to increase our bookings by attempting to attract new talent, to a large degree, the levels of bookings in any specific period and the revenue per booking is determined by factors which are not within our control. A decline in bookings and/or revenue per booking will have a negative impact on our revenues and, to the extent operating expenses cannot be concurrently reduced, profitability will be also negatively impacted.


The significant components of selling, general and administrative expenses are as follows: Selling Expenses are entirely comprised of the salaries and employment-related expenses of our booking agents. Administrative Expenses primarily comprise the salaries and employment-related expenses of administrative personnel and out-of-pocket expenses such as travel and entertainment costs. General Expenses comprise all other operational costs of the business, principal components of which are accounting services, software costs, equipment cost, insurance, accommodations for talent, stationery, rent, utilities and repairs and maintenance. These expenses will generally not experience significant variance based on volumes of business.


Decreased occupancy costs due to the relocation of our principal offices had a significant impact on General Expenses for the nine months ended March 31, 2005 compared to the nine month's ended March 31, 2004 and the twelve months ended June 30, 2004 compared to the twelve months ended June 30, 2003. Similarly, reductions in staffing had a significant impact on Selling and Administrative Expenses for the twelve months ended June 30, 2004 compared to the twelve months ended June 30, 2003. Prima relocated its offices in December 2004. On an annualized basis, the move resulted in savings of approximately $40,500. The most recent reductions in staff occurred in October 2003 which resulted in annualized savings of approximately $2,000. Q Management began providing services to us in January 2004, which resulted in an annual savings of approximately $14,000. Later, in June 2005, Q Management's provision of services to us was memorialized in the Q Management Services Agreement. We do not believe that the decreased occupancy cost has any impact on our operations other than the reduction in General Expenses. While we strive to maintain sales staff at levels appropriate for our portfolio of talent, reductions in sales staff which have already taken place and any further reductions in sales staff could adversely affect our ability to attract new talent and bookings of existing talent to an extent which cannot with any precision be calculated.



Results of Operations

Liquidity and Capital Resources

As of March 31, 2005, we had $0 in cash and cash equivalents and a working capital deficit of $477,704. We used $17,691 in operating activities for the nine month period ended March 31, 2005. For the year ended June 30, 2004, our operations provided $79,522 in cash compared to the year ended June 30, 2003, where our operations used $76,535 in cash. We generated more cash flow from operations in 2004 as compared to 2003 due to the return to profitability in 2004, collection of additional receivables and an increase in accounts payable from the prior period. We received $254,302 in revenue during the nine months ended March 31, 2005. Our current monthly operating costs are approximately $25,000.


Our cash balance as of July 25, 2005 was $0.00. Notwithstanding, we believe that revenues generated from our operations will satisfy our cash requirements for at least the next twelve months.


The primary reason for our "return to profitability" was a reduction in general and administrative expense of approximately $160,000, primarily resulting from decreased rent expense and staffing related costs. Also, a reduction in accounts receivable of $59,839 and an increase in accounts payable of $101,345 was primarily due to factors of timing and not related to any particular trends in the business. Our Statements of Cash Flow for the periods ending June 30, 2003 and June 30, 2004 show that operations produced cash flow of $3,017 for the two-year period and our Statements of Cash Flow for the nine-month period ending March 31, 2005 shows that operations produced $64,404 for such period.


Historically, we have depended on loans from our principal shareholders and their affiliated companies (such as Q Management, Inc.) to provide us with working capital as required. While we do not maintain any available lines of credit or other commitments of any kind from any financial institutions or third parties, Q Management, Inc. does maintain a working capital facility and from time to time utilizes that facility for our operations. Neither Q Management nor our stockholders are obligated to make any loans or advances to us and there can be no assurance that Q Management or our stockholders will continue making loans or advances to us in the future.


As of March 31, 2005, we owed approximately $403,620 in the aggregate to our stockholders, comprising $100.086 payable to Peter Zachariou and $303,534 payable to Fountainhead Investments, Inc., a company controlled by Peter Zachariou. At said date, we also owed $359,756 to Q Management, Inc., which is also controlled by Peter Zachariou. The stockholder loans are evidenced by a series of promissory notes which are secured by all of the assets of Prima and have been booked as long-term liabilities. The notes were originally due July 3, 2004, but the stockholders agreed to extend the maturity date of the loans until July 31, 2006. The advances from Q Management are open-book inter-company loans which have been booked as current liabilities which are payable on demand. The promissory notes provide that the parties are to agree upon an interest rate that is not to exceed 3%. The parties have verbally agreed that interest rate of 3.0% per annum will be accrued on the Peter Zachariou Note and that no agreement has been reached relative to the accrual of interest as of this date on the Fountainhead Note.



To fully implement our business and strategic plans, we will require the availability of additional working capital, which we may seek to raise through offerings of securities, loans from banks or other financial institutions or through additional loans from our stockholders and Q Management or other sources. We have no funding commitments from any third parties. However, Fountainhead Investments, an affiliate of our principal officer and the controlling stockholder of Prima, has verbally agreed to fund the cost associated with the registration statement. Such funding will be provided under the existing Prima promissory note in favor of Fountainhead that is described elsewhere in the Registration Statement. Additional financing may not be available when needed or on the terms acceptable to us. Unavailability of financing may require us to delay, scale back or eliminate certain plans. We have no specific plans to raise capital through offerings of our securities, nor do we have a timeline for doing so.

We intend to fund our capital requirements for the next 12 months from our operations. Should additional funding be required, we would seek further loan advances from our principal shareholder and its affiliates, although there is no commitment or other understanding between us and such shareholder with respect to any further loans or investments. We expect to fund the costs of filing this registration statement from loans through our principal officer and stockholder. Such officer and stockholder is not obligated to make such loans, and we have no agreements with such person with respect to any such loans.

Nine Months Ended March 31, 2005 Compared to March 31, 2004

The following table summarizes the results of our operations during the nine-month periods ended March 31, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the current four month period to the prior nine month period:

------------------------------------ ------------------- ------------------- -------------------- -------------------
                                                                                                      Percentage
                                          03/31/05            03/31/04                                 Increase
             Line Item                  (unaudited)         (unaudited)      Increase (Decrease)      (Decrease)
------------------------------------ ------------------- ------------------- -------------------- -------------------

------------------------------------ ------------------- ------------------- -------------------- -------------------
Revenues                                   $254,302            $248,785               $5,517                2.2%
------------------------------------ ------------------- ------------------- -------------------- -------------------
Net income (loss)                            27,129              10,579               16,550                156%
------------------------------------ ------------------- ------------------- -------------------- -------------------
Operating Expenses                          227,173             238,206             (11,033)              (4.6%)
------------------------------------ ------------------- ------------------- -------------------- -------------------
Earnings (loss) per share of
common stock                                   0.20                0.08                 0.12                150%
------------------------------------ ------------------- ------------------- -------------------- -------------------

------------------------------------ ------------------- ------------------- -------------------- -------------------


We only record the revenues we actually receive on account of our fees generated on account of client sales, not the gross sales generated by our talent bookings. On this basis, revenues were $254,302 for the nine months ended March 31, 2005 as compared with $248,785 for the same period in 2004.

For the nine month period ended March 31, 2005, we had approximately 327 talent bookings for print media at an average net revenue per booking of approximately $650.00, compared to approximately 277 bookings for print media and approximately $749.00 average net revenue per booking for the comparable nine month period ended March 31, 2004. During the nine months ended March 31, 2005, our commercial business generated net revenues of approximately $68,000, which comprised approximately 27% of our revenues for that period, compared to the comparable period the prior year when the commercial business generated approximately $54,000 net revenues or 21.8% of our revenues.

Comparisons between Selling, Administrative and General Expenses for the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004 are as follows:

                             9 Mos. Ended 3/31/2005     9 mos. Ended 3/31/2004
                             ----------------------     ----------------------

Selling Expenses                    $   112,455                  $  105,980

Administrative Expenses             $    52,557                  $   39,551

General Expenses                    $    58,384                  $   90,017

Total S, G & A                      $   223,396                  $  235,548



We had a net profit of $22,129 for the nine months ended March 31, 2005 as compared with a net profit of $10,579 for the nine months ended March 31, 2004. This increase of $16,550 was mainly due to our increased revenues which did not require a commensurate increase in our fixed and incremental costs. The percentage of our expenses that consists of fixed costs for the first three quarters of our fiscal year is 4.17%.

Operating expenses amounted to $227,173 for the nine months ended March 31, 2005 and $238,206 for the same period in 2004. This decrease of $11,032 or 4.6% was largely due to decreased occupancy costs.

Fiscal Year Ended June 30, 2004 Compared to June 30, 2003

The following table summarizes the results of our operations during the fiscal year ended June 30, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2004 fiscal year to the 2003 fiscal year.

------------------------------------ ------------------- ------------------- -------------------- -------------------
                                                                                                      Percentage
                                          6/30/04             6/30/03                                  Increase
             Line Item                   (audited)           (audited)       Increase (Decrease)      (Decrease)
------------------------------------ ------------------- ------------------- -------------------- -------------------
------------------------------------ ------------------- ------------------- -------------------- -------------------
Revenues                                   $339,211            $476,228           $(137,017)             (28.7)%
------------------------------------ ------------------- ------------------- -------------------- -------------------
Net income                                   30,799            (20,864)               51,663             247.62%
------------------------------------ ------------------- ------------------- -------------------- -------------------
Operating Expenses                          308,412             497,092            (188,680)             (37.9)%
------------------------------------ ------------------- ------------------- -------------------- -------------------
Earnings (Loss) per common share               0.22              (0.15)                 0.38             253.33%
------------------------------------ ------------------- ------------------- -------------------- -------------------

------------------------------------ ------------------- ------------------- -------------------- -------------------



For the year ended June 30, 2004, we had approximately 393 talent bookings for print media at an average net revenue per booking of approximately $831.00, compared to approximately 502 bookings for print media and approximately $632.00 average net revenue per booking for the comparable nine month period ended March 31, 2004. During the year ended June 30, 2004, our commercial business generated net revenues of approximately $78,000, which comprised approximately 23% of our revenues for that period, compared to the comparable period the prior year when the commercial business generated approximately $56,000 net revenues or 18.5% of our revenues.

During the fiscal year ended June 30, 2004, we moved our offices to a smaller location which resulted in reduced rent expense of $35,000 on an annualized basis compared to the fiscal year ended June 30, 2003. Rent expense charged to operations for the fiscal year ended June 30, 2004 were $42,754 compared to $84,397 in the fiscal year ended June 30, 2003, a reduction of $41,643. We also reduced our staff by one person and began utilizing Q Model Management, Inc. to handle a variety of back office functions (the terms of such use now being the subject of the Management Services Agreement with Q Management). The reduction in staff and the utilization of Q Management to handle back office and other functions resulted in cost savings of approximately $14,000 on an annualized basis compared to the fiscal year ended June 30, 2003.

Revenues were $339,211 and $476,228 for the years ended June 30, 2004 and 2003, respectively. Revenues for the fiscal year ended June 30, 2003 included a non-recurring item in the amount of approximately $170,000 relating to the adjustment of certain liabilities of Prima. During the year ended June 30, 2003, we conducted an analysis of its accrued liabilities, with particular reference to amounts due to talent, vs. amounts paid on account of such liabilities. This analysis showed that we had either overaccrued or overpaid certain liabilities (principally amounts due to talent) to the extent of approximately $170,000. Based on this analysis, we made an accounting adjustment whereby liabilities were reduced and income increased to the extent of the amount of the adjustment. This decrease in revenues in the amount of $137,017 or 28.7% is mainly attributable to the recording of the non-recurring item in fiscal year 2003.


We had net income of $30,799 and a loss of $20,864 for the years ended June 30, 2004 and 2003, respectively. The increase in net income of $51,663 for the fiscal year ended June 30, 2003 to the fiscal year ended June 30, 2004 is mainly attributable to a significant reduction in operating expenses attributable to our fixed overhead and staffing expenses.

Comparisons between Selling, Administrative and General Expenses for the twelve months ended June 30, 2004 compared to the twelve months ended June 30, 2003 are as follows:


                            12 Mos. Ended 6/30/2003    12 mos. Ended 6/30/2004
                            -----------------------    -----------------------

Selling Expenses                 $     251,164               $  149,018

Administrative Expenses          $      60,736               $   46,748

General Expenses                 $     151,133               $  108,809

Total S, G & A                   $     464,033               $  304,575


The revenues and accounts receivable of Prima can vary significantly from month to month because revenues are a function of when talent bookings occur. For example, accounts receivable increased 67% to 149,106 in fiscal year 2004 as compared to $89,267 in fiscal year 2003. The fact that accounts receivable increased by 67% from June 30, 2004 compared to June 30, 2003 is not necessarily indicative of a more profitable year. In fact, revenues decreased overall in fiscal year 2004 compared to 2003. We had greater accounts receivable as of June 30, 2004 compared to June 30, 2003 because we ended up having more bookings at the end of the period ended June 30, 2004. The increase, therefore, is attributable to the timing of bookings.


Operating expenses for the years ended June 30, 2004 and 2003 were $308,412 and $497,092, respectively. This represents a $188,680 or 37.9% decrease in operating expenses from fiscal year 2003 to fiscal year 2004. This decrease is mostly attributable to a relocation of our offices to less costly space and a reduction in staff.


Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our business, revenues and operating results are somewhat affected by seasonality, which relates in large part to the various fashion seasons. In addition, during the midsummer period (July 20 through August 31), we experience a decline in revenues due to the vacation season. Many of the personnel at our clients take vacation at this time and our operations are slower during this period and, accordingly, we generate less revenues.

Inflation

Our business, revenues and operating results are not affected in any material way by inflation.

Critical Accounting Policies

The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The nature of our business generally does not call for the preparation or use of estimates. Revenue is recognized at the time that the client is invoiced for the services rendered. There are no warranties, client acceptance policies, contract terms other than the invoice terms, and no post delivery obligations. Revenue is recorded based upon the percentage of the gross billings earned by us for its services based on invoices and not based on the gross amount of the invoice. It is only this percentage which actually represents the revenue to the Prima.

Risk Factors

There are several material risks associated with Prima. You should carefully consider the risks and uncertainties described below, which constitute all of the material risks relating to Prima. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

FINANCIAL RISKS

We have only limited capital and we will not receive any proceeds as a result of filing this registration statement. Furthermore, we will bear all the costs of this registration statement and therefore our working capital position will be further impaired.

This registration statement does not relate to any offering of our securities and we are not currently undertaking any offering of our securities. Therefore, we are not receiving any funds as a result of filing this registration statement. However, we will bear the costs of preparing the registration statement. Accordingly, our financial condition and our working capital will be impaired as a result of this undertaking.

We don't have any cash and if we are unable to raise more money we will be required to delay, scale back or eliminate our aspects of our business plan.

As of March 31, 2005, we had no cash available to fund our operations. The amounts and timing of our expenditures will depend primarily on our ability to raise additional capital. We may seek to satisfy our future funding requirements through new offerings of securities or from other sources, including loans from our controlling stockholders and their affiliates. Additional financing may not be available when needed or on terms acceptable to us. We have no current commitment for additional financing. Unavailability of financing may require us to delay, scale back or eliminate some or all of our business plan. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.

We have a history of losses or minimal profitability.

We have incurred substantial accumulated deficits during the time we have operated the business ($4,005,056 as of June 30, 2004) and achieved net income of only $30,799 in the years ended June 30, 2004. There can be no assurance that we will be profitable in the future.

CONCENTRATED CONTROL RISKS

Fountainhead Investments, Inc., which is controlled by Mr. Zachariou, currently owns 75.16% of the outstanding common stock and Peter Zachariou is our only officer and director. He therefore has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. He is in a position to elect all of our directors and to dictate all of our policies.

We do not currently have an employment agreement with Mr. Zachariou or key man insurance on the life of Mr. Zachariou. Our future success will depend in significant part on our ability to retain and hire key management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

RISKS RELATING TO OUR BUSINESS

We face intense competition and may not be able to compete successfully.

Competition is intense in our business. Many of our competitors and potential competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot assure you that we will be able to compete successfully against current or future competitors or that the competitive pressures we will face will not harm our business. See "Business--Competition."

Our auditor has expressed substantial doubt about the continuing operation of our business.

The audit report of our independent auditor for the fiscal year ended June 30, 2004 indicates that we have suffered recurring losses from operations and that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. As shown in the accompanying financial statements, as of June 30, 2004 the Company's current liabilities exceeded its current assets by $505,313 and its total liabilities exceeded its total assets by $898,892. These factors, among others, indicate that the Company may be unable to continue existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to exist will depend on obtaining profitability and positive cash flow from ongoing operations, and maintaining and increasing existing credit facilities or raising additional capital.

MARKET RISKS

There is currently no market in our stock, and as a thinly-capitalized company, there is no guarantee that there will ever be any efficient market in our stock.

 If a market in our stock is ever developed, our stock price may become highly volatile and the stock may be considered a penny stock. The likely market for our stock would be the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") or the "pink sheets." Many of the securities traded in these marketplaces are subject to significant volatility.

ITEM 3.      DESCRIPTION OF PROPERTY.


We lease approximately 1,000 square feet of office and administrative space from a third partyThe Pang Family Trust pursuant to a one-year lease, the initial term of which expires on December 31, 2004. The lease also contains two one-year extensions at the option of Prima, which Prima intends to exercise. The space is leased at a monthly rental rate of $1,200. The lease also contains an escalation clause that increases the monthly rental rate by 3% per annum. We use this space as our principal offices. This space consists of offices and workspace for administrative personnel. We believe that this property is suitable for the purposes for which we use it. This property is located at 8618 West Third Street in Los Angeles, California.


ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of June 2, 2005, each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all directors and officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of                           Amount of Beneficial Ownership                 Percentage
Beneficial Owner                                                                              of Class
Fountainhead Investments, Inc.                         103,218 (1)                             75.16%
c/o Q Management Inc.
180 Varick Street
13th Floor
New York, NY 10014

Peter Zachariou                                        103,218 (1)                             75.16%
c/o Q Management Inc.
180 Varick Street
13th Floor
New York, NY  10014

All executive officers and directors as a              103,218 (1)                             75.16%
group (1 person named above)

         (1) Fountainhead Investments, Inc., which is controlled by Peter Zachariou, our sole director, Chief Executive Officer, Treasurer and Secretary, owns 103,218 shares of our outstanding common stock constituting 75.16% of our outstanding common stock. Mr. Zachariou is the sole owner of Fountainhead Investments, Inc.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below is the name of our sole director and executive officer, his age, all positions and offices that he held with us, the period during which he has served as such, and his business experience during at least the last five years.

Name                        Age    Positions Held             Experience

Peter Zachariou             43     Chairman, CEO,      Mr. Zachariou has been
                                   Treasurer and       the CEO, Chairman,
                                   Secretary since     Treasurer and Secretary
                                   1999.               of Prima and the sole
                                                       member of the Company's
                                                       board of directors since
                                                       April 1999.

                                                       He was also President and
                                                       Chairman of the Board of
                                                       Diva Entertainment, Inc.
                                                       from April 1999 through
                                                       June 2004.


                                                       From June 1998 through
                                                       April 2002, Mr. Zachariou
                                                       was President and a
                                                       Director of ASD Group,
                                                       Inc., a public company
                                                       which filed for
                                                       protection from its
                                                       creditors under Chapter
                                                       11 of the United States
                                                       Bankruptcy Code in the
                                                       United States Bankruptcy
                                                       Court. ASD was engaged in
                                                       the business of contract
                                                       manufacturing of
                                                       components for third
                                                       party manufacturers,
                                                       primarily in the computer
                                                       industry. On June 5,
                                                       2001, ASD Group, Inc.
                                                       filed Chapter 11
                                                       Bankruptcy in the United
                                                       States Bankruptcy Court,
                                                       Southern District of New
                                                       York (Case #
                                                       01-36475-cgm). Pursuant
                                                       to an order of the
                                                       Bankruptcy Court dated
                                                       September 28, 2001, ASD
                                                       sold all of its assets to
                                                       a third party, Technology
                                                       Outsource Solutions, LLC
                                                       and ceased operations. On
                                                       April 29, 2003, the case
                                                       was converted from
                                                       Chapter 11 to Chapter 7.
                                                       ASD Group, Inc. continues
                                                       to be the subject of a
                                                       Chapter 7 proceeding in
                                                       the Bankruptcy Court, and
                                                       is managed by the
                                                       appointed Chapter 7
                                                       Trustee. All of the
                                                       operating assets of the
                                                       company have been
                                                       liquidated and the
                                                       company continues to
                                                       pursue and adjudicate
                                                       remaining claims.


                                                       From October 2001 through
                                                       April 2003, Mr. Zachariou
                                                       was also a manager and
                                                       member of Technology
                                                       Outsource Solutions LLC,
                                                       a New York limited
                                                       liability company which
                                                       purchased the assets of
                                                       ASD and provided contract
                                                       manufacturing and
                                                       engineering services to
                                                       original equipment
                                                       manufacturers.


                                                       From June 25, 1995
                                                       through January 14, 2000,
                                                       Mr. Zachariou was
                                                       President, Chairman and a
                                                       director of JR
                                                       Consulting, Inc.
                                                        On January 14, 2000, JR
                                                       Consulting merged with
                                                       Providential Holdings,
                                                       Inc. ("Providential"). JR
                                                       Consulting was a holding
                                                       company whose principal
                                                       holdings comprised two
                                                       companies engaged in the
                                                       talent management
                                                       industry--Q Model
                                                       Management, Inc. and
                                                       Prima. In June 2000, JR
                                                       Consulting sold its
                                                       holdings in the talent
                                                       management industry to
                                                       Diva Delaware and changed
                                                       its name to Providential
                                                       Holdings, Inc. Mr.
                                                       Zachariou's active
                                                       involvement with JR
                                                       Consulting (later known
                                                       as Providential Holdings,

                                                       Inc.) terminated
                                                       concurrent with that
                                                       transaction. At no time
                                                       did Mr. Zachariou have
                                                       any officer or director
                                                       relationship with
                                                       Providential. On April 1,
                                                       1999, all of JR's
                                                       interest in Diva Florida,
                                                       which owned all of the
                                                       stock of Prima, was sold
                                                       to Diva Delaware in
                                                       exchange for Diva
                                                       Delaware shares.
                                                       Concurrent with the
                                                       merger between JR and
                                                       Providential,
                                                       Providential entered into
                                                       an agreement with
                                                       Havilland, Ltd. (an
                                                       entity controlled by Mr.
                                                       Zachariou) to purchase
                                                       all of Providential's
                                                       Diva Delaware shares. The
                                                       sale of these shares
                                                       closed on June 30, 2000.


                                                       Mr. Zachariou is the sole
                                                       director, officer and
                                                       shareholder of
                                                       Fountainhead Investments,
                                                       Inc., a Delaware
                                                       corporation and he has
                                                       been since the inception
                                                       of Fountainhead on March
                                                       5, 2002. The principal
                                                       business of Fountainhead
                                                       is to hold certain of Mr.
                                                       Zachariou's investment
                                                       interests. Fountainhead
                                                       owns all of the issued
                                                       and outstanding stock of
                                                       Diva Entertainment, Inc.,
                                                       a Florida corporation,
                                                       which in turn holds all
                                                       of the issued and
                                                       outstanding stock of Q
                                                       Management, Inc., a New
                                                       York corporation.


                                                       From June 2000 through
                                                       June 2004, Havilland Ltd
                                                       (an entity controlled by
                                                       Peter Zachariou) held
                                                       4,225,000 shares of
                                                       common stock and 3,000
                                                       shares of Series B
                                                       Preferred Stock of Diva
                                                       Delaware. On June 11,
                                                       2004, Havilland exchanged
                                                       3,725,000 of such common
                                                       shares for all of the
                                                       shares of Diva Florida
                                                       and converted its 3,000
                                                       shares of Series B
                                                       Preferred Stock for
                                                       1,150,000 shares of
                                                       common stock. As a result
                                                       of these transactions,
                                                       Havilland held 1,475,000
                                                       shares of common stock of
                                                       Diva Delaware (now known
                                                       as Igia, Inc.), which
                                                       comprises approximately
                                                       3.2% of Igia's issued and
                                                       outstanding common stock
                                                       on a fully diluted basis.
                                                       In June 2004, Havilland
                                                       transferred its Igia
                                                       shares to Fountainhead
                                                       Investments, Inc.,
                                                       another entity controlled
                                                       by Peter C. Zachariou.
                                                       Diva Florida and Diva
                                                       Delaware (through the
                                                       date of its divestiture
                                                       of Diva Florida) are
                                                       holding companies for
                                                       businesses in the talent
                                                       management business.
                                                       Havilland and
                                                       Fountainhead are holding
                                                       companies for investments
                                                       controlled by Peter C.
                                                       Zachariou. Igia is
                                                       engaged in the
                                                       distribution of personal
                                                       care products and small
                                                       appliances.


                                                       Mr. Zachariou is also the
                                                       sole officer and director
                                                       of Q Management, Inc. and
                                                       has held those positions
                                                       since December 1998.

                                                       For at least the
                                                       preceding five years, Mr.
                                                       Zachariou also has been a
                                                       private investor and
                                                       entrepreneur.


Mr. Zachariou devotes approximately 10% of his business time to the affairs of Prima. The time Mr. Zachariou spends on the business affairs of the Company varies from week to week and is based upon the needs and requirements of the Company. We estimate that Mr. Zachariou spends approximately 4-5 hours per week on average on the affairs of Prima. The day-to-day operations of Prima are supervised by Jeffrey Kolsrud, who is made available to Prima under the terms of the Management Services Agreement with Q Management, Inc. that is discussed above. Prima does not have separate managers in charge of the print and commercial areas and also does not have a designated person who oversees the development of talent and the construction of their portfolios. Each of these areas of Prima's business are generally managed by Jeffrey Kolsrud and Peter Zachariou.


There are no agreements or understandings for Mr. Zachariou to resign at the request of another person and Mr. Zachariou is not acting on behalf of nor will he act at the direction of any other person.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Zachariou, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Code of Ethics

On July 19, 2004, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Zachariou is our only officer and our sole director, therefore, he is the only person subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Zachariou serves as the sole director and sole officer, he is responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as Exhibit 14 to this registration statement.

Key Employees

We consider Jeff Kolsrud, whose services are provided to Prima pursuant to the Management Services Agreement, to be a key employee of Prima. Mr. Kolsrud has been Vice President of Q Management for the past eight years and is intimately knowledgeable regarding our operations. Mr. Kolsrud shares his business time between Prima and Q Management. He spends approximately 20 percent (about 10 hours per week) of his time on the affairs of Prima and the remaining time on the affairs of Q Management.

ITEM 6. EXECUTIVE COMPENSATION.

Our sole officer and director, Peter Zachariou, does not receive any compensation for the services he renders to Prima, has not received compensation in the past, and is not accruing any compensation pursuant to any agreement with Prima. Mr. Zachariou, anticipates receiving benefits as a beneficial stockholder of Prima. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS". Mr. Zachariou may receive a salary or other compensation for services that he provides to Prima in the future.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Prima for the benefit of Prima's employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


As of March 31, 2005, we owed approximately $403,620 in the aggregate to our stockholders, comprising $100.086 payable to Peter Zachariou and $303,534 payable to Fountainhead Investments, a company controlled by Peter Zachariou. At that date, we also owed $359,756 to Q Management, which is also controlled by Peter Zachariou. Fountainhead Investments is our largest shareholder and its sole stockholder, Peter Zachariou, is our sole director and officer. In this capacity, Mr. Zachariou has significant control over the governance of the company. We have a Management Services Agreement with Q Management under which they provide us with certain management services and certain back office functions. Mr. Zachariou does not intend to demand payment under the loans until Prima has sufficient cash flow from operations and sufficient positive working capital to satisfy the operating cash requirements of Prima and retire (in whole or in part) the related party loan.


The stockholder loans are evidenced by a series of promissory notes pursuant to which advances and repayments may be made on an ongoing basis and are secured by all of the assets of Prima. These notes are due July 31, 2006. The outstanding principal amount under these notes bears interest at a rate of 3%. The obligation evidenced by these promissory notes is secured by a lien on all assets of the Company. The advances from Q Management are open-book inter-company loans which have been booked as current liabilities which are payable on demand.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 1,000,000 shares of common stock, no par value of which there are 137,322 issued and outstanding as of March 31, 2005. Only one class of shares is authorized. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

Trading of Securities in Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders common stock may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Management will attempt to cause our common stock to trade on the OTC Bulletin Board or in the "pink sheets". Also, if and when our financial condition improves, management may desire that our common stock trade on one or more United States securities markets.

To have its securities quoted on the OTC Bulletin Board a company must:

         (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

         (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

Transfer Agent

Atlas Stock Transfer currently acts as our transfer agent and registrar.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Price

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

         * that a broker or dealer approve a person's account for transactions in penny stocks; and

         * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

         * obtain financial information and investment experience and objectives of the person; and

         * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form, specifies

         * the basis on which the broker or dealer made the suitability determination; and

         * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Options and Warrants

None of the shares of our common stock are subject to outstanding options or warrants. We have not issued any securities that are convertible into our common stock.

Status of Outstanding Common Stock


As of March 31, 2005, we had a total of 137,322 shares of our common stock outstanding. 103,218 of these shares are control shares that are beneficially owned by Peter Zachariou, our sole officer and director. These control shares may be transferred subject to the requirements of Rule 144, except for the holding period requirements of Rule 144(d), which would not be applicable. The remaining 34,104 shares are held by approximately 50290 people. The 34,104 shares are currently eligible for resale under rule 144(k). We have not agreed to register any outstanding shares of our common stock under the Securities Act.


Holders


We have issued an aggregate of 137,322 shares of our common stock to approximately 290 people.


Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

Prima was a defendant in the matter of Albert Sweet v. Mikel J. Elliott et. al., Case no. 02U20467 in the Superior Court of California, County of Los Angeles. The Case was originally filed on January 30, 2003. Plaintiff's initial Complaint was for unlawful retainer and money damages relating to the lease for a studio located in Los Angeles, California. Prima had been the original lessee under the Lease which was assigned to a third party in 1996. Notwithstanding the assignment, Prima remained a party to the Lease, subject to an indemnity agreement on the part of the assignees. Thereafter, the assignees allegedly defaulted on the Lease and the landlord commenced this action to recover possession of the studio and damages for unpaid rent. In August 2004, the landlord's claims against the third party and Prima were fully settled in lieu of certain payments by the third party to the landlord, which were in fact made.

Thereafter, the landlord's claims against Prima on account of the lease were released and on September 4, 2004 the landlord's case was dismissed with prejudice without any payment or further obligation on behalf of the Company.

Prima made no payments in connection with the settlement of the claim. All payments were made by the Company's assignees pursuant to the lease which was the subject of the action. Pursuant to an Asset Purchase Agreement between the Company and the assignees, the assignees had agreed to fully indemnify the Company for any liability exposure on account of the Lease. At this time, the settlement amount has been fully paid and the litigation has been dismissed with prejudice.

ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.


On May 27, 2004, the board of directors of Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima, constituting 137,322 shares of Prima common stock, that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock, constituting 123,590 shares of Prima stock, held by it to the common stockholders of Diva Delaware on a pro rata basis and also declared a dividend of the remaining ten percent of the Prima stock, constituting 13,732 shares of Prima Stock, held by it to the preferred stockholders of Diva Delaware on a pro rata basis. All of the issued and outstanding stock of Prima is currently held by such shareholders.

According to SEC Staff Legal Bulletin No. 4, dated September 16, 1997 ("Legal Bulletin"), a subsidiary does not have to register a spin-off under the Securities Act when a number of conditions are met. Prima's spin off was a dividend and no consideration was requested of Prima's parent's stockholders in connection with the dividend. Also, the dividend received by such stockholders was made on a pro rata basis. This satisfies the first two conditions of the Legal Bulletin.

Another condition required by the Legal Bulletin is that the parent company must provide adequate information about the spin-off and the subsidiary to its shareholders and to trading markets. As we were a non-reporting company at the time of the spin-off, Prima's parent distributed an information statement describing the spin-off at the time that the spin-off occurred in order to comply with the information requirement and is filing this Form 10-SB to register the spun off securities under the Exchange Act.

Furthermore, under the Legal Bulletin, there must be a valid business purpose for a spin-off. In April of 2004, management of Diva Delaware engaged in discussions with management and controlling stockholders of Tactica. Tactica desired to become a public reporting company through a reverse acquisition transaction with Diva Delaware. At the time of these discussions, Tactica disclosed to Diva Delaware that it had revenues of approximately $6,600,000 for the three month period ended May 31, 2004 (or annualized projected revenues of approximately $24,000,000) compared to Diva Delaware's revenues of only $478,000 for the three month period ended March 31, 2004. After being approached by Tactica, the board of directors of Diva Delaware convened a meeting and discussed the pros and cons of effecting a reverse acquisition transaction with Tactica. The board of directors of Diva Delaware determined that it was in the best interests of Diva Delaware to go forward with the reverse acquisition transaction so that the stockholders of Diva Delaware could participate in the potential appreciation of Diva Delaware after the acquisition of the consumer products business of Tactica. Tactica was not willing to go forward with the reverse acquisition unless Diva Delaware agreed to spin off its existing talent management business and become a shell company. At that time, the board of directors also determined that it could allow the stockholders to continue to participate in their investment in a talent management company (which was Diva Delaware prior to the reverse acquisition), by spinning off Prima to those stockholders. Therefore, we believe that the board made a proper determination regarding the business purpose of the spin off of the talent management business of Diva Delaware because the board believed such spin off would benefit the stockholders of Diva Delaware by allowing them to continue to participate in the talent management business while also letting them participate in potential benefits arising from the Tactica consumer products business that was acquired.

Furthermore, the parent company held the restricted subsidiaries for at least two years, satisfying the two year holding requirement. For the reasons listed above, we believes that the pro rata distribution by the parent company to the shareholders should be exempt from registration under the Securities Act of 1933 based on Section 4(2) thereof and the principles espoused by the staff of the Securities and Exchange Commission in its Legal Bulletin.


ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 317 of the California Corporations Code, we may indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was our officer, director, employee or other agent, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if he or she acted in good faith and in a manner such person reasonably believed to be in the best interests of our corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of our Company to procure a judgment in its favor by reason of the fact that such person is or was our officer, director, employee or other agent, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. We must advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification.

The corporation may enter into agreements with any director, officer, employee or agent of the corporation providing for indemnification to the fullest extent permissible under the Law and the corporation's Articles of Incorporation.

Article V of our Articles of Incorporation authorizes the corporation to provide indemnification in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

The Securities and Exchange Commission has stated that in its opinion, agreements to indemnify corporate officers and directors against violations of federal securities laws are void because they are against public policy.

                                    PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for Prima for the fiscal years ended June 30, 2004, 2003 and 2002 and unaudited financial statements for Prima for the nine month period ended March 31, 2005. The following financial statements are attached to this report and filed as a part of this report.

PARITZ & COMPANY, P.A.                                15 Warren Street, Suite 25
                                                    Hackensack, New Jersey 07601
                                                                   (201)342-7753
                                                             Fax: (201) 342-7598
                                                      E-Mail: paritz @paritz.com
Certified Public Accountants



                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Prima Eastwest Model Management, Inc.

We have audited the accompanying balance sheets of Prima Eastwest Model Management, Inc. as of June 30, 2004, 2003 and 2002 and the related statements of operations and accumulated deficit, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prima Eastwest Model Management, Inc. as of June 30, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring net losses and its current liabilities and total liabilities exceed its current assets and total assets by $505,313 and $898,892 respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                     Paritz & Company, P.A.

Hackensack, New Jersey
November 19, 2004
Except for Note 8 which is dated August 2, 2005

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                                 BALANCE SHEETS


                                                               ------------------JUNE 30,------------------
                                                                   2004            2003             2002
                                                               ------------    ------------    ------------
                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                   $         --    $         --    $      7,494

   Accounts receivable, net of allowance for bad debts of
   $32,000 in 2004, $32,000 in 2003 and $50,000 in 2002             149,106          89,267         137,186

   Prepaid expenses and other current assets                          6,481           6,481         113,889
                                                               ------------    ------------    ------------
     TOTAL CURRENT ASSETS                                           155,587          95,748         258,569

PROPERTY AND EQUIPMENT, NET OF
   ACCUMULATED DEPRECIATION AND AMORTIZATION                          6,540              --          29,921

SECURITY DEPOSITS                                                     3,501           6,881           6,881
                                                               ------------    ------------    ------------
TOTAL ASSETS                                                   $    165,628    $    102,629    $    295,371
                                                               ============    ============    ============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
   Accounts payable - talents                                  $    277,013    $    205,241    $    270,220
                    - other                                          37,007           7,436         186,515
   Accrued expenses                                                   6,141           3,138              --
   Due to related party                                             340,739         412,886         312,246
                                                               ------------    ------------    ------------

     TOTAL CURRENT LIABILITIES                                      660,900         628,701         768,981
                                                               ------------    ------------    ------------
OTHER LIABILITIES:
   Due to officer                                                   403,620         403,620         435,218
                                                               ------------    ------------    ------------
     TOTAL OTHER LIABILITIES                                        403,620         403,620         435,218
                                                               ============    ============    ============
STOCKHOLDERS' DEFICIENCY:
   Common stock                                                   3,075,364       3,075,364       3,075,364
   Accumulated deficit                                           (3,974,256)     (4,005,056)     (3,984,192)
                                                               ------------    ------------    ------------

     TOTAL STOCKHOLDERS' DEFICIENCY
                                                                   (898,892)       (929,692)       (908,828)
                                                               ------------    ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                 $    165,628    $    102,629    $    295,371
                                                               ============    ============    ============


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT



                                                  -------------YEAR ENDED JUNE 30,------------

                                                      2004            2003            2002

REVENUE:
   Management fees, net                           $    339,211    $    476,228    $    482,388
                                                  ------------    ------------    ------------

COSTS AND EXPENSES (INCOME):
   Selling, general and administrative expenses        304,575         634,033         623,078
   Depreciation and amortization                           834          29,921          42,000
   Interest expense                                      3,002           3,138           9,619
   Other (income) See Note 8                                --        (170,000)             --
                                                  ------------    ------------    ------------
     TOTAL COSTS AND EXPENSES (INCOME)
                                                       308,411         497,092         674,697
                                                  ------------    ------------    ------------
NET INCOME (LOSS)                                       30,800         (20,864)       (192,309)

ACCUMULATED DEFICIT - BEGINNING OF YEAR             (4,005,056)     (3,984,192)     (3,791,883)
                                                  ------------    ------------    ------------

ACCUMULATED DEFICIT - END OF YEAR                 $ (3,974,256)   $ (4,005,056)   $ (3,984,192)
                                                  ============    ============    ============

EARNINGS PER SHARE:

   Regular:                                       $       0.22    $      (0.15)   $      (1.40)
   Diluted                                        $       0.22    $      (0.15)   $      (1.40)
   Weighted average shares outstanding                 137,322         137,322         137,322



                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY


                                  COMMON STOCK                  Accumulated

                             Shares         Amount         Deficit         Total
                          ------------   ------------   ------------    ------------
BALANCE - JULY 1, 2001         137,322   $  3,075,364   $ (3,791,883)   $   (716,519)

Net loss                            --             --       (192,309)       (192,309)
                          ------------   ------------   ------------    ------------

BALANCE - JUNE 30, 2002        137,322      3,075,364     (3,984,192)       (908,828)

Net loss                            --             --        (20,864)        (20,864)
                          ------------   ------------   ------------    ------------

BALANCE - JUNE 30, 2003        137,322      3,075,364     (4,005,056)       (929,692)

Net income                          --             --         30,800          30,800
                          ------------   ------------   ------------    ------------

BALANCE - JUNE 30, 2004        137,322   $  3,075,364   $ (3,974,256)   $   (898,892)
                          ============   ============   ============    ============



                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                            STATEMENTS OF CASH FLOWS


                                                         -------------YEAR ENDED JUNE 30,------------

                                                             2004            2003            2002
                                                         ------------    ------------    ------------
OPERATING ACTIVITIES:
   Net income (loss)                                     $     30,800    $    (20,864)   $   (192,309)
   Adjustments to reconcile net income (loss) to net
      cash provided by (used in) operating activities:
     Depreciation and amortization                                834          29,921          42,000
   Changes in operating assets and liabilities:
     Accounts receivable                                      (59,839)         47,919          (7,954)
     Prepaid expenses and other current assets                     --         107,408         (57,858)
     Security deposits                                          3,380              --          (2,300)
     Accounts payable - talent                                 71,774         (64,979)         61,165
                      - other                                  29,571        (179,078)        (48,363)
     Accrued expenses                                           3,002           3,138              --
                                                         ------------    ------------    ------------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                           79,522         (76,535)       (205,619)
                                                         ------------    ------------    ------------

INVESTING ACTIVITIES:
   Acquisition of property and equipment                       (7,375)             --              --
                                                         ------------    ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES
                                                               (7,375)             --              --
                                                         ------------    ------------    ------------

FINANCING ACTIVITIES:
   Repayment of officer's loans                                    --         (31,599)         (8,981)
   Advances from related parties
                                                              (71,147)        100,640         222,094
                                                         ------------    ------------    ------------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                          (72,147)         69,041         213,113
                                                         ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND                                    --          (7,494)          7,494
CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                      --           7,494              --
                                                         ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                  $         --    $         --    $      7,494
                                                         ============    ============    ============


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004



1.       BUSINESS DESCRIPTION

         Prima Eastwest Model Management, Inc. ("Prima" or "the Company") was incorporated under the laws of the State of California on March 22, 1989. In February 1996 Prima was acquired by Diva Entertainment, Inc., a Florida corporation ("Diva Florida") which was then a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation. In April 1999 Diva Florida was acquired by Diva Entertainment, Inc., a Delaware Corporation ("Diva Delaware") and Diva Florida became a wholly-owned subsidiary of Diva Delaware. On May 27, 2004 Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro-rata basis, and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro-rata basis.

         Successful operations are subject to certain risks and uncertainties including, among others, all the problems, expenses, delays and other risks inherent in developing and expanding the Company's client base, actual and potential competition by entities with greater financial resources, experience and market presence than the Company. Further risks and uncertainties relate to the ability of the Company to generate sufficient revenue and obtain financing and additional equity.

         Losses from operations over the past several years have adversely affected the Company's liquidity. The Company also plans to continue to expand its customer base and reduce operating expenses. Although there can be no assurance that these measures will be successful, the Company believes that future operations will provide sufficient liquidity to fund current operations.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Revenue recognition


         The Company recognizes revenue upon completion of the service by the model and talents.


         Cash and cash equivalents

         The Company considers all highly liquid debt investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair market value because of the short maturity.

         The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

         Property and equipment

         Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line and accelerated methods in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated service lives, which range from five to seven years. The cost of leasehold improvements is amortized over the life of the lease or the estimated useful life of the improvements, whichever is less.

         Uses of estimates in the preparation of financial statements

         The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

         The Company estimates an allowance for doubtful accounts based on the credit-worthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

         Fair value of financial instruments

         The carrying amounts of cash, accounts receivable, accounts payable and current debt and due to officer amounts approximate fair value, principally because of the short-term maturity of these items. Due to officers included in other liabilities is a stated amount based on the face amount borrowed from the officer; it is not practical to estimate its fair market value because the amount is due with a related party and to determine its fair value would require incurring excessive costs.

         Impairment of long-lived assets

         The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 which required that long-lived assets and identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

         Stock based compensation


         The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits the Company to account for stock option grants in accordance with APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". Under APB25, compensation expense is recorded when the exercise price of the Company's employee stock option is less than the market price of the underlying stock at the date of grant. At June 30, 2004 there are no options issued and outstanding to employees.


         Deferred income taxes


         The Company accounts for deferred income taxes using SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards. A valuation allowance related to deferred tax assets is recognized when, in management's judgement, it is more likely than not that all, or a portion of such deferred assets, will not be realized.

         Comprehensive income


         The Company records comprehensive income in accordance with SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 requires unrealized gains and losses on investments available for sale to be included in other comprehensive income. The components of comprehensive income and the effect on earnings for the year ended June 30, 2004 is detailed in the accompanying statement of stockholders' equity. The assets relating to the balance in other comprehensive income were sold during the year ended June 30, 2003.


         Earnings per share


         Basis earnings per share amounts have been computed using the weighted-average number of common and common equivalent shares outstanding during each year. Diluted earnings per share amounts have been computed using the weighted-average number of common and common equivalent shares and the dilutive potential common outstanding during each year. For the year ended June 30, 2004, convertible preferred stock has been excluded from the calculation of diluted income (loss) per share, as its effect would have been anti-dilutive. At June 30, 2004 there is no determinable market value of the common stock since it is not currently trading on any stock exchange.


3.       PROPERTY AND EQUIPMENT

         A summary of property and equipment is as follows:


                                                  ----------------JUNE 30,------------------

                                                       2004           2003           2002

      Office equipment and fixtures               $     84,180   $     79,837   $     79,837
      Leasehold improvements                            76,493         73,462         73,462
                                                  ------------   ------------   ------------
                                                       160,673        153,299        152,399
      Accumulated depreciation and amortization        154,133        153,299        123,378
                                                  ------------   ------------   ------------
                                                  $      6,540   $         --   $     29,921
                                                  ============   ============   ============


         Depreciation and amortization expense for the years ended June 30, 2004, 2003 and 2002 was $834, $29,921 and $42,000, respectively.

4.       RELATED PARTY TRANSACTIONS

         Due to officer


         The amounts due to an officer of the Company represent advances made by the officer. The advances are secured by a lien on all assets of the Company and are evidenced by a series of promissory notes which bear interest at 3% per annum. The loans are due July 3, 2004.

         The amounts due to officer represent loans made to the Company by the majority shareholder of the Company and an entity controlled by him. As of March 31, 2005, the Company was indebted to this officer and his controlled entity in the amounts of $$100,086 and $303,534 respectively. These loans are evidenced by a series of promissory notes bearing interest at 3% per annum and are collateralized by a security interest in substantially all of the assets of the Company. The due dates of these notes have been extended until July 31, 2006.

         Due to related party


         The amounts due to a related party represent net advances made to the Company. Such advances are open-book inter-company loans which have been recorded as current liabilities and are payable on demand. As of June 30, 2004, the Company also owed $359,756 to a related Company that is commonly owned by the majority shareholder of the Company.


5.       DEFERRED INCOME TAXES


         Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, and relate primarily to the net operating loss carryforward and the allowance for doubtful accounts and sales allowances. The Company has established a full valuation allowance against the deferred tax assets due to the uncertainty of the Company's ability to generate sufficient future taxable income to ensure the realization of the tax benefits relating primarily to the net operating loss carryforwards.


         The following is a summary of items giving rise to deferred tax assets:

                                             ---------------JUNE 30,-------------------

                                                  2004           2003           2002

         Long-term:
           Net operating loss carryforward   $  3,975,000   $  4,005,000   $  3,985,000
           Less valuation allowance             3,975,000      4,005,000      3,985,000
                                             ------------   ------------   ------------
         Net deferred tax asset              $         --   $         --   $         --
                                             ============   ============   ============


         The Company has estimated net operating loss carryforwards of approximately $3,975,000 available for Federal, state and local income tax purposes expiring in various years through 2018. The Company's ability to utilize these net operating loss carryforwards to offset future taxable income is significantly limited due to changes in control as defined in Section 382 of the Internal Revenue Code.


6.       COMMITMENTS AND CONTINGENCIES


         Rental commitments


         The Company leases its office through a five-year non-cancellable lease agreement which expires in May, 2005.


         Future minimum rental commitments are as follows:


                           Year ended
                                    June 30, 2005                      $42,000
                                    June 30, 2006                      $20,500

         Rental expense charged to operations for the years ended June 30, 2004, 2003 and 2002 aggregated approximately $38,754, $58,139, $57,233, respectively.


         Contingency/litigation

         In December 1997 the Company entered into an agreement with an unrelated third party to sell certain of the Company's assets and liabilities related to a studio which the Company had previously utilized. Pursuant to this agreement, the Company assigned the lease for the studio to the buyer, although the Company remained principally liable on the lease. The future commitments under the lease at June 30, 2003 of approximately $600,000 were payable by the third party through October 2007. The Company was also liable for these commitments in case the buyer defaulted on such payments. In fact, the buyer did default and the landlord filed a lawsuit against both the buyer and the Company to recover unpaid past and future rent payments. Pursuant to the original agreement between the Company and the third party, the Company was indemnified by the third party against any liability exposure on account of the landlord's claims. In August 2004 the landlord's claims against the third party and the Company were fully settled in lieu of certain payments by the third party to the landlord, which were, in fact, made. Thereafter, the landlord's claims against the Company on account of the lease were released and on September 4, 2004 the landlord's case was dismissed without any payment of further obligation on behalf of the Company.


7.       SELLING GENERAL AND ADMINISTRATIVE EXPENSES


         The major components of selling, general and administrative expenses are as follows:


                                         2004           2003            2002

         Salaries and benefits       $    194,270   $    311,357   $    412,802
         Rent                              36,754         58,139         57,233
         Telephone                         14,550         22,451         30,937
         Professional fees                  2,000            415         20,000
         All other selling general
              and administrative           57,001        241,671        102,106

8.       OTHER INCOME

         The Company previously recorded $170,000 of other income as a reduction of selling general and administrative expenses during the year ended June 30, 2003. This amount has been reclassified as other income and the related selling, general and administrative expenses have been adjusted to their gross amount. This reclassification did not have a financial effect upon the net loss as previously reported.

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                                 BALANCE SHEETS

                                                                           March 31
                                                                             2005
                                                                          (unaudited)
                                                                          -----------
ASSETS

CURRENT ASSETS

         Cash and cash equivalents                                        $        --
         Accounts receivable, net of allowance for bad debts of $32,000       106,416
         Prepaid expenses and other current assets                             15,060

TOTAL CURRENT ASSETS                                                          121,476

PROPERTY AND EQUIPMENT, NET OF
         ACCUMULATED DEPRECIATION AND AMORTIZATION                              6,061

SECURITY DEPOSITS                                                               3,501

TOTAL ASSETS                                                              $   131,038
                                                                          ===========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES

         Accounts payable - talent                                        $   222,991
                                - other                                         8,042
         Accrued expenses                                                       8,392
         Due to related party                                                 359,756

TOTAL CURRENT LIABILITIES                                                     599,181

OTHER LIABILITIES

         Due to officer                                                       403,620

TOTAL OTHER LIABILITIES                                                       403,620

STOCKHOLDERS' DEFICIENCY

         Common stock (no par value, 1,000,000 Shares authorized,
            137,322 Shares issued and outstanding)                          3,075,364
         Accumulated deficit                                               (3,947,127)

TOTAL STOCKHOLDERS' DEFICIENCY                                               (871,763)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                            $   131,038
                                                                          ===========

                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                            STATEMENTS OF OPERATIONS

                                   (Unaudited)

                                                             Three Months Ended           Nine Months Ended
                                                          March 31       March 31       March 31      March 31
                                                            2005           2004           2005           2004
                                                        ------------   ------------   ------------   ------------
REVENUE:

         Management fees, net                           $     77,898   $    107,982   $    254,302   $    248,785
                                                        ------------   ------------   ------------   ------------
OPERATING EXPENSES:

         Selling, general and administrative expenses         77,679         75,673        223,396        235,548
         Depreciation and amortization                           518            406          1,525            406
         Interest expense                                        751            751          2,252          2,252
                                                        ------------   ------------   ------------   ------------
                  TOTAL OPERATING EXPENSES                    73,948         76,830        227,173        238,206
                                                        ------------   ------------   ------------   ------------
NET INCOME (LOSS)                                       $      3,950   $     31,152   $     27,129   $     10,579
                                                        ============   ============   ============   ============
                                                        $       0.03   $       0.23   $       0.20   $       0.08
NET PROFIT PER SHARE -
         Basic and Diluted

WEIGHTED AVERAGE SHARES OUTSTANDING -                        137,322        137,222        137,222        137,222

                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                             STATEMENT OF CASH FLOWS

                                                             Nine Months      Nine Months
                                                               March 31        March 31
                                                                 2005            2004
                                                              (unaudited)     (unaudited)
                                                             ------------    ------------
OPERATING ACTIVITIES:
         Net income (loss)                                   $     27,129    $     10,579
         Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities:
              Depreciation                                          1,525             406
         Changes in operating assets and liabilities:
              Accounts receivable                                  42,990         (14,486)
              Prepaid expenses and other current assets            (8,599)              0
              Security deposits                                     3,380
              Accounts payable - talent                           (54,022)         64,840
                               - other                            (28,965)          2,293
         Accrued expenses                                           2,251          (2,608)
                                                             ------------    ------------
NET CASH PROVIDED BY (USED) IN

OPERATING ACTIVITIES                                              (17,691)         64,404
                                                             ------------    ------------

INVESTING ACTIVITIES:                                              (1,023)         (6,868)
         Acquisition of property and equipment                         --              --

NET CASH USED IN INVESTING ACTIVITIES                              (1,023)         (6,868)
                                                             ------------    ------------
FINANCING ACTIVITIES
         Advances from officer's loans                              5,390
         Advances from related parties                             18,714         (62,925)
                                                             ------------    ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                18,714         (57,535)
                                                             ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       --              --
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                          --              --
CASH AND CASH EQUIVALENTS - END OF YEAR                      $         --    $         --
                                                             ============    ============

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

1. BUSINESS DESCRIPTION

         Prima Eastwest Model Management, Inc. ("Prima" or "the Company") was incorporated under the laws of the State of California on March 22, 1989. In February 1996 Prima was acquired by Diva Entertainment, Inc., a Florida corporation ("Diva Florida") which was then a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation. In April 1999 Diva Florida was acquired by Diva Entertainment, Inc., a Delaware Corporation ("Diva Delaware") and Diva Florida became a wholly-owned subsidiary of Diva Delaware. On May 27, 2004 Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro-rata basis, and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro-rata basis.

         Successful operations are subject to certain risks and uncertainties including, among others, all the problems, expenses, delays and other risks inherent in developing and expanding the Company's client base, actual and potential competition by entities with greater financial resources, experience and market presence than the Company. Further risks and uncertainties relate to the ability of the Company to generate sufficient revenue and obtain financing and additional equity.

         Losses from operations over the past several years have adversely affected the Company's liquidity. The Company also plans to continue to expand its customer base and reduce operating expenses. Although there can be no assurance that these measures will be successful, the Company believes that future operations will provide sufficient liquidity to fund current operations.

2. BASIS OF PRESENTATION

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures required for annual financial statements have been condensed or omitted. The Company's management believes that all adjustments necessary to present fairly the Company's financial position as of March 31, 2005 and the results of operations and cash flows for the three and nine month periods ended March 31, 2005 and 2004 have been included that the disclosures are adequate to make the information presented not misleading.

3. USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

         The Company estimates an allowance for doubtful accounts based on the credit-worthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

4. RELATED PARTY TRANSACTIONS

         DUE TO OFFICER

         The amounts due to an officer of the Company represent advances made by the officer. The advances are secured by a lien on all assets of the Company and are evidenced by a series of promissory notes which bear interest at 3% per annum. The loans are due July 3, 2005.

         DUE TO RELATED PARTY

         The amounts due to a related party represent net advances made to the Company. The advances are secured by a lien on all assets of the Company and are evidenced by a series of promissory notes. The loans are due July 3, 2005.


5. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         The major components of selling, general and administrative expenses are as follows:

                                  9 Months Ended March 31, 2005   9 Months Ended March 31, 2004
                                  -----------------------------   -----------------------------
Salaries and benefits                               $162,062                        $145,531

Rent                                                   8,605                          33,154

Telephone                                              7,772                          12,372

Professional fees                                      5,005                               _

All other selling, general and                        39,952                          44,446
administrative



6. GOING CONCERN


         As shown in the accompanying financial statements, as of March 31, 2005, the Company's current liabilities exceeded its current assets by $477,705 and its total liabilities exceeded its total assets by $871,763. These factors, among others, indicate that the Company may be unable to continue existence as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amount or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number         Description

2.1 Articles of Incorporation [incorporated by reference to Exhibit 2.1 of the initial filing of this Registration Statement on Form 10-SB, filed on March 1, 2005]

2.2 Bylaws [incorporated by reference to Exhibit 2.2 of the initial filing of this Registration Statement on Form 10-SB, filed on March 1, 2005]


3.1 Promissory Note, dated March 31, 2005, by Prima in favor of Fountainhead Investments, Inc. [incorporated by reference to
               Exhibit 3.1 of Amendment No.1 to the Registration Statement on Form 10-SB, filed on June 10, 2005]

3.2 Promissory Note, dated March 31, 2005, by Prima in favor of Peter Zachariou [incorporated by reference to Exhibit 3.2 of Amendment No.1 to the Registration Statement on Form 10-SB, filed on June 10, 2005]

6.1 Management Services Agreement, dated May 2, 2005, between the Company and Q Management, Inc. [incorporated by reference to
               Exhibit 6.1 of Amendment No.1 to the Registration Statement on Form 10-SB, filed on June 10, 2005]

6.2            Form of Agreement with Talent [incorporated by reference to
               Exhibit 6.2 of Amendment No.1 to the Registration Statement on Form 10-SB, filed on June 10, 2005]


14 Code of Ethics [incorporated by reference to Exhibit 14 of the initial filing of this Registration Statement on Form 10-SB, filed on March 1, 2005]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PRIMA EASTWEST MODEL MANAGEMENT, INC.



                                        By: /s/ Peter Zachariou
                                            ---------------------------
                                                Peter Zachariou
                                                Chief Executive Officer


August 8, 2005